SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 27, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	⌧	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	⌧

3Q24 Earnings Release

NOVEMBRE 27TH, 2024

Macro

macro.com.ar

BANCO MACRO	3Q24 EARNINGS RELEASE

Index

01	Summary

02	Disclaimer

03	Results

04	Financial Assets

05	Public Sector Assets

06	Funding

07	Liquid Assets

08	Solvency

09	Asset Quality

10	3Q24 Snapshot

11	Relevant and Recent Events

12	Regulatory Changes

13	CER Exposure and Foreign Currency Position

2

Banco Macro Announces **Results for the Third Quarter of 2024**

Buenos Aires, Argentina, November 27, 2024 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) ("Banco Macro" or "BMA" or the "Bank") announced today its results for the third quarter ended September 30, 2024 ("3Q24"). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2023 and 2024 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through September 30, 2024.

3

BANCO MACRO	3Q24 EARNINGS RELEASE

NET INCOME	
Ps. 91.3 billion	Ps.195.7 billion
3Q24 (293%HIGHER THAN 3Q23)	9M24 vs. Ps.257.6 billion in 9M23

OPERATING INCOME	
Ps. 403.7 billion	Ps. 111.1 billion
3Q24 +263% HIGHER THAN 2Q24. Ps.2.2 trillion 9M2024	2Q24. Ps.1.98 trillion 9M2023

RETURN ON AVERAGE EQUITY & RETURN ON AVERAGE ASSETS	
9.8%	3.0%
ROAE 3Q24	ROAA 3Q24

BANCO MACRO'S TOTAL FINANCING	
Ps. 4.55 trillion	+17%
3Q24	HIGHER THAN 2Q24

BANCO MACRO'S TOTAL DEPOSITS	
Ps. 8.1 trillion	+7%
3Q24	HIGHER THAN 2Q24

4

BANCO MACRO	3Q24 EARNINGS RELEASE

BANCO MACRO'S TOTAL DEPOSITS REPRESENTED	PRIVATE SECTOR DEPOSITS 3Q24
76%	**Ps. 7.1 trillion**
OF TOTAL LIABILITIES	+6% HIGHER THAN 2Q24
EXCESS CAPITAL	CAPITAL ADEQUACY RATIO
Ps. 2.5 trillion	**32.8%**
303% EXCESS IN 3Q24	IN 3Q24
TIER 1 RATIO	LIQUID ASSETS / TOTAL DEPOSITS RATIO
31.3%	**91%**
IN 3Q24	IN 3Q24
BANK'S NON-PERFORMING TO TOTAL FINANCING RATIO	COVERAGE RATIO
1.15%	**177.6%**
IN 3Q24	IN 3Q24
RETAIL CUSTOMERS	CORPORATE CUSTOMERS
5.24 million	**161,180**
IN 3Q24	IN 3Q24

5

BANCO MACRO	3Q24 EARNINGS RELEASE

Summary	.01

• THE BANK’S NET INCOME totaled Ps.91.3 billion in 3Q24. This result was 293% or Ps.68.1 billion higher than in 3Q23. In 3Q24, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 6.8% and 2.1%, respectively.

• In 3Q24, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.829.2 billion, 61% or Ps.313 billion higher than in 2Q24 and 25% or Ps.272.3 lower than 3Q24.

• In 3Q24, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.403.7 billion, 263% or Ps.292.6 billion higher than in 2Q24 and 44% or Ps.322.5 billion lower than the same period of last year.

• In 3Q24, BANCO MACRO’S TOTAL FINANCING increased 17% or Ps.657.9 billion quarter over quarter (“QoQ”) totaling Ps.4.55 trillion and increased 28% or Ps.988 billion year over year (“YoY”). In 3Q24 peso financing increased 19% while USD financing decreased 1%.

• In 3Q24, BANCO MACRO’S TOTAL DEPOSITS increased 7% or Ps.516 billion QoQ and increased 30% or Ps.1.9 trillion YoY, totaling Ps.8.1 trillion and representing 76% of the Bank’s total liabilities. Private sector deposits increased 6% or Ps.401.8 billion QoQ. In 3Q24, Peso deposits decreased 15% while USD deposits increased 87%.

• Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.2.5 trillion, 32.8% Capital Adequacy Ratio – Basel III and 32.8 % Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 91% of its total deposits in 3Q24.

• In 3Q24, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 1.15% and the COVERAGE RATIO reached 177.6%.

• As of 3Q24, through its 515 branches and 9.109 employees Banco Macro serves 5.24 million retail customers (2.21 million digital customers) across 23 of the 24 Provinces in Argentina and over 161,180 corporate customers.

6

BANCO MACRO	3Q24 EARNINGS RELEASE

Disclaimer	.02

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 20223 have been restated in accordance with said Communication in order to make a comparison possible

7

BANCO MACRO	3Q24 EARNINGS RELEASE

3Q24 Earnings Release Conference Call

Monday, December 2, 2024

Time:

11:00 a.m. Eastern Time

01:00 p.m. Buenos Aires Time

To participate, please dial:

Argentina Toll Free:

(011) 3984 5677

Participants Dial In (Toll Free):

+1 (844) 450 3847

Participants International Dial In:

+1 (412) 317 6370

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here

Available from 12/2/2024 through 12/16/2024

IR Contacts in Buenos Aires:

Jorge Scarinci

Chief Financial Officer

Nicolás A. Torres

Investor Relations

Phone: (54 11) 5222 6682

E-mail: investorelations@macro.com.ar

Visit our website at:

www.macro.com.ar/relaciones-inversores

8

BANCO MACRO	3Q24 EARNINGS RELEASE

Results	.03

Earnings per outstanding share were Ps.142.1 in 3Q24, 293% higher than in 3Q23.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Net income -Parent Company- (M $)	23,210	927,000	365,924	-261,537	91,321	-	293%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Book value per avg. Outstanding share ($)	4,873	6,450	6,992	5,604	5,701	2%	17%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	36.17	1,450.70	572.65	-409.29	142.12	-	293%
EOP FX (Pesos per USD)	350.0083	808.4833	857.4167	911.7500	970.9167	6%	177%
Book value per avg. issued ADS (USD)	139.23	79.78	81.55	61.46	58.72	-4%	-58%
Earnings per avg. outstanding ADS (USD)	1.03	17.94	6.68	-4.49	1.46	-	42%

Banco Macro’s 3Q24 net income totaled a Ps.91.3 billion gain, 293% or Ps.68.1 billion higher than in 3Q23. This result is mainly due to higher net interest income and a lower loss related to result from the net monetary position (lower inflation registered in the quarter).

As of 3Q24 the accumulated result represented an annualized ROAE and ROAA of 6.8% and 2.1% respectively.

Net operating income (before G&A and personnel expenses) was Ps.829.2 billion in 3Q24, 61% or Ps.313 billion higher compared to 2Q24. On a yearly basis, Net Operating Income (before G&A and personnel expenses) decreased 25% or Ps.272.3billion.

In 3Q24, Provision for loan losses totaled Ps.23 billion, 24% or Ps.4.5 billion higher than in 2Q24. On a yearly basis provision for loan losses increased 53% or Ps.7.9 billion.

Operating income (after G&A and personnel expenses) was Ps.403.7 billion in 3Q24, 263% or Ps.292.6 billion higher than in 2Q24 and 44% or Ps.322.5 billion lower than a year ago.

9

BANCO MACRO	3Q24 EARNINGS RELEASE

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Net Interest Income	348,220	370,287	222,710	213,035	569,131	167%	63%
Net fee income	109,667	112,019	98,464	108,657	117,808	8%	7%
Net Interest Income + Net Fee Income	457,887	482,306	321,174	321,692	686,939	114%	50%
Net Income from financial instruments at fair value through P&L	-112,346	1,804,611	1,691,704	135,902	103,585	-24%	-
Income from assets at amortized cost	424	266	28	-4	326	-	-23%
Differences in quoted prices of gold and foreign currency	735,665	368,386	107,146	28,766	16,263	-43%	-98%
Other operating income	34,864	50,720	58,964	48,265	45,008	-7%	29%
Provision for loan losses	15,030	36,652	25,071	18,476	22,966	24%	53%
Net Operating Income	1,101,464	2,669,637	2,153,945	516,145	829,155	61%	-25%
Employee benefits	133,241	179,320	177,344	152,986	161,679	6%	21%
Administrative expenses	71,308	128,039	91,615	74,088	90,253	22%	27%
Depreciation and impairment of assets	25,507	40,629	32,286	30,274	30,605	1%	20%
Other operating expenses	145,215	225,486	185,577	147,708	142,889	-3%	-2%
Operating Income	726,193	2,096,163	1,667,123	111,089	403,729	263%	-44%
Result from associates & joint ventures	-220	315,407	-284	-6,333	1,011	-	-
Result from net monetary postion	-667,194	-1,059,942	-1,181,915	-518,731	-283,895	-45%	-57%
Result before taxes from continuing operations	58,779	1,351,628	484,924	-413,975	120,845	-129%	106%
Income tax	35,569	424,628	119,000	-152,438	29,524	-119%	-17%
Net income from continuing operations	23,210	927,000	365,924	-261,537	91,321	-135%	293%
		-	-
Net Income of the period	23,210	927,000	365,924	-261,537	91,321	-135%	293%
Net income of the period attributable to parent company	23,127	926,572	366,169	-262,062	90,873	-	293%
Net income of the period attributable to minority interest	83	428	-245	525	448	-15%	440%
Other Comprehensive Income	-4,378	80,670	-19,552	-53,772	-29,118	-	-
Foreign currency translation differences in financial statements conversion	396	20,624	-18,697	-4,731	-2,158	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-4,774	60,046	-855	-49,041	-26,960	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	18,832	1,007,670	346,372	-315,309	62,203	-120%	230%
Total Comprehensive Income attributable to parent Company	18,749	1,007,242	346,617	-315,834	61,755	0%	229%
Total Comprehensive Income attributable to non-controlling interests	83	428	-245	525	448	-15%	440%

The Bank’s 3Q24 net interest income totaled Ps.569.1 billion, 167% or Ps.356.1 billion higher than in 2Q24 and 63% or Ps.220.9 billion higher YoY. Interest income increased 23% while interest expenses decreased 40%.

In 3Q24 interest income totaled Ps.857.6 billion, 23% or Ps.160.4 billion higher than in 2Q24 and 35% or Ps.468.4 billion lower than in 3Q23.

Income from interest on loans and other financing totaled Ps.405.4 billion, 13% or Ps56.9 billion lower compared with the previous quarter mainly due to a 15.4 percentage points decrease in the average lending rate which was partially offset by a 20% increase in the average volume of private sector loans. On a yearly basis Income from interest on loans decreased 28% or Ps.161.1 billion.

In 3Q24, income from government and private securities increased 143% or Ps.253 billion QoQ and decreased 33% or Ps.210.1 billion compared with the same period of last year. This result is explained 80% by income from government and private securities valued at amortized cost and the remaining 20% is explained by income from government and private securities through other comprehensive income (Other government securities)

10

BANCO MACRO	3Q24 EARNINGS RELEASE

In 3Q24, income from Repos totaled Ps.18.6 billion, 66% or Ps.36 billion lower than the previous quarter and 84% or Ps.97.5 billion lower than a year ago.

In 3Q24 FX income totaled Ps.16.3 billion, 43% or Ps.12.5 billion lower than the previous quarter and 98% or Ps.719.4 billion lower than a year ago. FX income gain was due to the 6.5% argentine peso depreciation against the US dollar and the Bank’s long dollar position during the quarter.

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	3Q23	2Q24	3Q24	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	735,665	28,766	16,263	-43%	-98%
Translation of FX assets and liabilities to Pesos	733,796	28,641	16,135	-44%	-98%
Income from foreign currency exchange	1,869	124	128	3%	-93%
(2) Net Income from financial assets and liabilities at fair value through P&L	-1,341	-4,136	-23,833	476%	1677%
Income from investment in derivative financing instruments	-1,341	-4,136	-23,833	476%	1677%
(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	734,324	24,630	-7,570	-	-

11

BANCO MACRO	3Q24 EARNINGS RELEASE

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Interest on Cash and due from Banks	3,926	3,906	4,168	3,742	4,160	11%	6%
Interest from government securities	639,298	215,569	125,002	175,800	429,369	144%	-33%
Interest from private securities	257	1,654	1,395	689	102	-85%	-60%
Interest on loans and other financing
To the financial sector	1,756	3,281	1,366	1,106	537	-51%	-69%
To the public non financial sector	12,390	10,721	2,215	923	4,725	412%	-62%
Interest on overdrafts	84,485	153,050	94,880	69,081	61,032	-12%	-28%
Interest on documents	87,163	124,235	75,661	48,391	37,549	-22%	-57%
Interest on mortgages loans	67,378	98,610	144,584	92,866	48,572	-48%	-28%
Interest on pledged loans	5,270	5,895	4,178	3,323	3,724	12%	-29%
Interest on personal loans	118,024	114,049	92,731	106,551	127,548	20%	8%
Interest on credit cards loans	99,019	111,001	86,306	66,917	54,109	-19%	-45%
Interest on financial leases	1,124	4,723	4,666	2,908	2,670	-8%	138%
Interest on other loans	89,794	139,284	111,166	70,212	64,885	-8%	-28%
Interest on Repos	0
From the BCRA	116,071	168,364	201,873	54,410	16,313	-70%	-86%
Other financial institutions	52	1,306	86	204	2,266	-	-
Total Interest income	1,326,007	1,155,648	950,277	697,123	857,561	23%	-35%
Income from Interest on loans	552,257	750,847	614,172	460,249	400,089	-13%	-28%

The Bank’s 3Q24 interest expense totaled Ps.288.4 billion, decreasing 40% or Ps.195.7 billion compared to the previous quarter and 71% (Ps.689.4 billion) lower compared to 3Q23.

In 3Q24, interest on deposits represented 96% of the Bank’s total interest expense, decreasing 41% or Ps.191.3 billion QoQ, due to a 12.4 percentage points decrease in the average rate paid on deposits while the average volume of deposits from the private sector decreased 11%. On a yearly basis, interest on deposits decreased 71% or Ps.682.4billion.

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Deposits
Interest on checking accounts	65,571	72,205	85,233	40,053	15,952	-60%	-76%
Interest on saving accounts	8,464	12,536	17,400	10,999	5,747	-48%	-32%
Interest on time deposits	885,312	677,886	598,187	417,189	255,213	-39%	-71%
Interest on other financing from BCRA and financial inst.	731	1,883	3,161	-271	641	-337%	-12%
Repos
Other financial institutions	6,664	5,466	5,463	2,124	29	-99%	-100%
Interest on corporate bonds	87	3,079	6,310	4,184	2,397	-43%	2655%
Interest on subordinated bonds	7,294	7,612	8,023	6,668	6,378	-4%	-13%
Interest on other financial liabilities	3,664	4,694	3,790	3,142	2,073	-34%	-43%
Total financial expense	977,787	785,361	727,567	484,088	288,430	-40%	-71%
Expenses from interest on deposits	959,347	762,627	700,820	468,241	276,912	-41%	-71%

12

BANCO MACRO	3Q24 EARNINGS RELEASE

In 3Q24, the Bank’s net interest margin (including FX) was 31.5%, higher than the 20% posted in 2Q24 and lower than the 60.6% posted in 3Q23.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	3Q23			2Q24			3Q24
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans & Other Financing
Public Sector	53,281	-19.3%	92.3%	10,331	-22.2%	35.9%	46,461	-5.2%	40.5%
Financial Sector	9,808	-28.4%	70.5%	28,945	-34.3%	14.8%	31,230	-27.7%	7.2%
Private Sector	3,154,774	-30.3%	66.0%	2,627,430	-4.0%	67.6%	3,298,999	-1.3%	46.4%
Other debt securities
Central Bank Securities (Leliqs)	2,182,080	-16.3%	99.4%	0	0.0%	0.0%	0	0.0%	0.0%
Government & Private Securities	465,170	-28.9%	69.3%	574,663	27.0%	121.9%	2,625,717	11.2%	64.9%
Repos	451,304	-15.1%	102.1%	391,669	-10.6%	56.1%	179,301	-4.8%	41.2%
Total interest-earning assets	6,316,417	-24.2%	80.6%	3,633,038	-0.2%	74.4%	6,181,708	3.8%	53.9%

Fin. Assets through P&L and equity inv.	35,393	303.5%	688.4%	5,145,984	5.3%	224.0%	936,576	-37.3%	9.6%
Other Non interest-earning assets	1,482,453			1,852,964			2,322,551
Total Non interest-earning assets	1,517,846			6,998,948			3,259,127
Total Average Assets	7,834,263			10,631,986			9,440,835

Interest-bearing liabilities
Deposits
Public Sector	359,421	-21.1%	88.0%	348,435	-13.3%	51.5%	382,528	-8.7%	35.3%
Private Sector	4,773,777	-27.3%	73.1%	4,009,305	-18.4%	42.5%	3,441,606	-13.7%	28.0%
BCRA and other financial institutions	934	72.7%	311.4%	955	-55.7%	-22.7%	3,146	25.6%	86.2%
Corporate bonds	0	0.0%	0.0%	12,335	20.6%	110.7%	12,801	2.2%	51.5%
Repos	31,383	-22.7%	84.2%	16,309	-12.8%	52.4%	431	-14.5%	26.8%
Other financial liabilities	4907	0.578	2.759	26413	-0.204	0.391	13943	0.03	0.527
Total int.-bearing liabilities	5,170,422	-26.8%	74.4%	4,413,752	-17.9%	43.4%	3,854,455	-13.0%	29.0%

Total non int.-bearing liabilities	2,292,142			2,463,852			2,193,877

Total Average Liabilities	7,462,564			6,877,604			6,048,332

Assets Performance		1,283,231			672,439			837,150
Liabilities Performance		970,095			476,048			280,533
Net Interest Income		313,136			196,391			556,617
Total interest-earning assets		6,316,417			3,633,038			6,181,708
Net Interest Margin (NIM)		19.7%			21.7%			35.8%

13

BANCO MACRO	3Q24 EARNINGS RELEASE

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	3Q23			2Q24			3Q24
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	476,278	-56.6%	3.3%	454,139	-40.9%	3.3%	409,123	-29.9%	4.0%
Loans & Other Financing
Financial Sector	820	-55.2%	6.8%	1,134	-33.8%	15.6%	303	-60.9%	-42.0%
Private Sector	254,045	-40.2%	42.4%	704,358	-36.7%	10.6%	712,893	-26.9%	8.4%
Other debt securities
Government & Private Securities	50,254	-19.2%	92.4%	66,026	-34.9%	13.7%	58,850	-27.0%	8.3%
Total interest-earning assets	781,397	-48.9%	21.7%	1,225,657	-38.1%	8.1%	1,181,169	-27.9%	6.9%

Fin. Assets through P&L and equity inv.	2,429,141	-69.7%	-27.9%	151,471	-16.7%	45.5%	140,282	-27.6%	7.4%
Other Non interest-earning assets	878,121			890,399			1,107,609
Total Non interest earning assets	3,307,262			1,041,870			1,247,891
Total Average Assets	4,088,659			2,267,527			2,429,060

Interest-bearing liabilities
Deposits
Public Sector	26,656	-58.0%	0.1%	10,203	-42.4%	0.6%	26,470	-31.5%	1.5%
Private Sector	540,414	-58.0%	0.0%	863,534	-42.7%	0.1%	902,965	-32.4%	0.2%
BCRA and other financial institutions	15,176	-55.3%	6.5%	25,580	-39.5%	5.6%	21,964	-30.3%	3.4%
Issued corporate bonds	15,563	-57.1%	2.2%	60,069	-39.7%	5.3%	52,320	-28.8%	5.6%
Subordinated bonds	441,819	-55.3%	6.5%	421,744	-39.1%	6.4%	398,298	-28.2%	6.4%
Total int.-bearing liabilities	1,039,628	-56.8%	2.9%	1,381,130	-41.4%	2.3%	1,402,017	-31.1%	2.2%

Total non int.-bearing liabilities	567,478			750,397			742,878

Total Average liabilities	1,607,106			2,131,527			2,144,895

Assets Performance		42,776			24,684			20,411
Liabilities Performance		7,692			8,042			7,898
Net Interest Income		35,084			16,642			12,513
Total interest-earning assets		781,397			1,225,657			1,181,169
Net Interest Margin (NIM)		17.8%			5.5%			4.2%

In 3Q24 Banco Macro’s net fee income totaled Ps.117.8 billion, 8% or Ps.9.2 billion higher than in 2Q24 and was 7% or Ps.8.1 billion higher than the same period of last year.

In the quarter, fee income totaled Ps.138.6 billion, 9% or Ps.11.6 billion higher than in 2Q24. In the quarter insurance fees increased 37% or Ps.2.3 billion, corporate services fees increased 18% or Ps.3 billion while credit card fees increased 18% or Ps.3.8 billion. On a yearly basis, fee income increased 14% or Ps.16.8 billion.

In the quarter, total fee expense increased 13% or Ps2.5 billion, mainly due to higher ATM networks fees. On a yearly basis, fee expenses increased 71% or Ps.8.6 billion.

14

BANCO MACRO	3Q24 EARNINGS RELEASE

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Fees charged on deposit accounts	43,861	44,116	38,481	46,484	46,504	0%	6%
Credit card fees	24,451	26,338	22,660	21,005	24,838	18%	2%
Corporate services fees	18,634	18,425	18,234	16,934	19,898	18%	7%
Debit card fees	7,835	8,819	7,431	8,575	8,585	0%	10%
ATM transaction fees	7,149	6,793	6,800	9,148	10,908	19%	53%
Insurance fees	5,876	5,675	4,825	6,338	8,665	37%	47%
Credit related fees	2,960	4,455	4,792	8,139	7,983	-2%	170%
Financial agent fees (provinces)	6,618	6,057	4,619	5,760	5,447	-5%	-18%
Mutual funds & securities fees	4,161	5,648	3,903	4,408	5,572	26%	34%
AFIP & Collection services	234	208	166	186	199	7%	-15%
ANSES fees	63	43	20	17	16	-6%	-75%
Total fee income	121,842	126,577	111,931	126,994	138,615	9%	14%

Total fee expense	12,175	14,558	13,467	18,337	20,807	13%	71%

Net fee income	109,667	112,019	98,464	108,657	117,808	8%	7%

In 3Q24 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.103.6 billion gain, decreasing 24% or Ps.32.3 billion in the quarter. This result was mainly due to a 4% decrease in income from government securities and 58% decrease in income from private securities.

In 3Q24 Net Income from financial assets and liabilities at fair value through profit or loss decreased 24%QoQ.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Profit or loss from government securities	-187,771	1,683,591	1,700,701	119,851	114,476	-4%	-161%
Profit or loss from private securities	49,513	72,832	8,747	9,833	4,154	-58%	-92%
Profit or loss from investment in derivative financing instruments	2,554	31,061	6,867	4,858	3,190	-34%	25%
Profit or loss from other financial assets	-3,235	4,930	4,208	1,788	1,026	-43%	-132%
Profit or loss from investment in equity instruments	5,535	1,391	578	2,372	465	-80%	-92%
Profit or loss from the sale of financial assets at fair value	22,399	12,941	-19,282	1,336	4,107	-	-
Income from financial assets at fair value through profit or loss	-111,005	1,806,746	1,701,819	140,038	127,418	-9%	-

Profit or loss from derivative financing instruments	-1,341	-2,135	-10,115	-4,136	-23,833	-	-
Income from financial liabilities at fair value through profit or loss	-1,341	-2,135	-10,115	-4,136	-23,833	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	-112,346	1,804,611	1,691,704	135,902	103,585	-24%	-

15

BANCO MACRO	3Q24 EARNINGS RELEASE

In the quarter, Other Operating Income totaled Ps.45 billion, 7% or Ps.3.3 billion lower than in 2Q24. Others decreased 49% or Ps.6.7 billion while income from initial recognition of financial assets and liabilities decreased 141% or Ps.2.8 billion. Other service related fees increased 31% or Ps.5.6 billion. On a yearly basis, Other Operating Income increased 29% or Ps.10.1 billion.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Credit and debit cards	4,851	6,154	5,047	6,115	8,429	38%	74%
Lease of safe deposit boxes	3,241	3,729	3,464	4,006	4,357	9%	34%
Other service related fees	12,838	15,082	17,072	17,708	23,265	31%	81%
Other adjustments and interest from other receivables	9,133	12,359	19,039	8,629	6,799	-21%	-26%
Initial recognition of loans	-	-	6,863	-2,013	-4,850	-	-
Sale of property, plant and equipment	-7	70	2	51	-31	-161%	343%
Others	4,808	13,326	7,477	13,769	7,039	-49%	46%
Other Operating Income	34,864	50,720	58,964	48,265	45,008	-7%	29%

In 3Q24 Banco Macro’s administrative expenses plus employee benefits totaled Ps.251.9 billion, 11% or Ps.24.9 billion higher than the previous quarter, due to higher employee benefits (+6%) and higher (+22%) administrative expenses. On a yearly basis, administrative expenses plus employee benefits increased 23% or Ps.47.4 billion.

Employee benefits increased 6% or Ps.8.7 billion QoQ, remunerations increased 8% or Ps.8.3 billion while Employee services increased 35% or Ps.1.6 billion. On a yearly basis, Employee benefits increased 21% or Ps.22.4 billion.

In 3Q24, administrative expenses increased 22% or Ps.16.2 billion, due to higher Directors and auditors fees and higher Other administrative expenses. On a yearly basis administrative expenses increased 27% or Ps.18.9 billion.

In 3Q24, the efficiency ratio reached 36.3%, improving significantly from the 55.6% posted in 2Q24 and deteriorating from the 22.4% posted a year ago. In 3Q24 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 10%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 68% compared to 2Q24.

16

BANCO MACRO	3Q24 EARNINGS RELEASE

PERSONNEL& ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Employee benefits	133,241	179,320	177,344	152,986	161,679	6%	21%
Remunerations	92,189	119,318	121,516	104,648	112,982	8%	23%
Social Security Contributions	22,870	31,249	29,134	26,139	27,204	4%	19%
Compensation and bonuses	13,799	24,021	22,362	17,773	15,500	-13%	12%
Employee services	4,383	4,732	4,332	4,426	5,993	35%	37%
Administrative Expenses	71,308	128,039	91,615	74,088	90,253	22%	27%
Taxes	14,883	18,134	15,672	20,951	16,618	-21%	12%
Maintenance, conservation fees	9,982	13,956	12,861	12,556	13,274	6%	33%
Directors& statutory auditors fees	4,089	39,653	16,001	-10,004	4,232	-	-
Security services	6,041	6,464	5,335	6,753	8,102	20%	34%
Electricity& Communications	5,215	4,935	6,789	7,175	6,752	-6%	29%
Other professional fees	7,777	11,944	7,533	8,672	9,535	10%	23%
Rental agreements	213	197	576	254	266	5%	25%
Advertising& publicity	5,729	6,540	3,700	4,752	5,663	19%	-1%
Personnel allowances	1,405	1,747	1,004	1,477	1,361	-8%	-3%
Stationary& Office Supplies	494	653	481	484	445	-8%	-10%
Insurance	626	634	448	1,021	1,175	15%	88%
Hired administrative services	1,229	2,581	3,818	9,423	6,285	-33%	411%
Other	13,625	20,601	17,397	10,574	16,545	56%	21%
Total Administrative Expenses	204,549	307,359	268,959	227,074	251,932	11%	23%

Total Employees	7,765	9,192	9,166	9,175	9,109
Branches	461	519	517	515	515
Efficiency ratio	22.4%	13.6%	14.7%	55.6%	36.3%

Accumulated efficiency ratio	23.0%	18.6%	14.7%	22.2%	25.5%

In 2Q24, Other Operating Expenses totaled Ps.142.9 billion, decreasing 3% or Ps.4.8 billion QoQ, due to lower Other operating expenses (25% or Ps.17.5billion), while Initial recognition charges on financial assets and liabilities increased Ps.10.2 billion. On a yearly basis, Other Operating Expenses decreased 2% or Ps.2.3 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Turnover Tax	85,011	141,323	123,377	69,125	71,233	3%	-16%
Other provision charges	2,721	7,628	4,946.00	3,590	4,264	19%	57%
Deposit Guarantee Fund Contributions	2,974	2,498	2,243	2,633	2,872	9%	-3%
Donations	283	374	704	605	222	-63%	-22%
Insurance claims	1,197	1,613	1,500	1,782	1,644	-8%	37%
Initial loan recognition	1,714	12,002	0	0	10,192	-100%	100%
Late charges and charges payable to the Central Bank	1	21	4	10	6	-40%	500%
Others	51,314	60,027	52,803	69,963	52,456	-25%	2%
Other Operating Expenses	145,215	225,486	185,577	147,708	142,889	-3%	-2%

17

BANCO MACRO	3Q24 EARNINGS RELEASE

In 2Q24, the result from the net monetary position totaled a Ps.283.9 billion loss, 45% or Ps.234.8 billion lower than the loss posted in 2Q24 and 57% or Ps.383.3 billion lower than the loss posted one year ago. This result is a consequence of lower inflation during the quarter (inflation decreased to 12.1% in 3Q24 from 18.6% in 2Q24)

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	726,193	2,096,163	1,667,123	111,089	403,729	263%	-44%
Result from net monetary position (i.e. inflation adjustment)	-667,194	-1,059,942	-1,181,915	-518,731	-283,895	-45%	-57%
Operating Result (Inc. Loss from net monetary position)	58,999	1,036,221	485,208	-407,642	119,834	-	103%

In 3Q24, Banco Macro's effective tax rate was 24.4%, lower than the 60.5% registered in 3Q23.

For more information, please see note 21 “Income Tax” of our Financial Statements.

18

BANCO MACRO	3Q24 EARNINGS RELEASE

Financial Assets	.04

Loans and other financing

The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps.4.55 triillion, increasing 17% or Ps.657.9 billion QoQ and 28% or Ps.988 billion YoY. In 3Q24 Private sector loans increased 18% or Ps.669.3 billion. On a yearly basis Private sector loans increased 27% or Ps.963 billion.

Within commercial loans, Overdrafts stand out with a 46% or Ps.212.5 billion increase, while Documents decreased 12% or Ps.83.5 billion.

Within consumer lending, personal loans increased 43% or Ps.235.5 billion while credit card loans increased 25% or Ps.227.1 billion.

Within private sector financing, peso financing increased 19% or Ps.616.7 billion, while US dollar financing decreased 1% or USD 6 million.

As of 3Q24, Banco Macro’s market share over private sector loans was 9.2%.

LOANS AND OTHER FINANCING	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Public Sector	9,767	9,508	3,746	50,535	44,439	-12%	355%
Finacial Sector	44,923	20,088	26,108	40,646	35,278	-13%	-21%
Financial Sector	44,995	20,135	26,137	40,663	35,381	-13%	-21%
Less: Expected Credit Losses	-72	-47	-29	-17	-103	506%	43%
Private Sector	3,509,366	3,666,711	3,294,667	3,803,044	4,472,386	18%	27%
Overdrafts	348,799	580,350	457,272	466,678	679,141	46%	95%
Discounted documents	668,185	681,987	668,684	717,561	634,079	-12%	-5%
Mortgage loans	336,395	337,161	326,978	352,570	386,541	10%	15%
Pledged loans	57,901	56,699	43,777	74,590	98,927	33%	71%
Personal loans	612,985	480,233	420,641	550,738	786,241	43%	28%
Credit Card loans	1,054,697	977,203	801,529	891,931	1,119,035	25%	6%
Leasing	4,485	19,127	13,370	12,817	14,726	15%	228%
Others	492,941	642,048	654,392	826,189	848,910	3%	72%
Less: Expected Credit Losses	-67,022	-108,097	-91,976	-90,030	-95,214	6%	42%
Total loans and other financing	3,564,056	3,696,307	3,324,521	3,894,225	4,552,103	17%	28%

Total loans in Pesos	3,325,812	3,333,499	2,650,253	3,175,753	3,792,442	19%	14%

Total loans in foreign currency	238,244	362,808	674,268	718,472	759,661	6%	219%

EOP FX (Pesos per USD)	350.0083	808.4833	857.4167	911.7500	970.9167	6%	177%

Total loans in foreign currency (USD)	681	449	786	788	782	-1%	15%
USD financing / Financing to the private sector	7%	10%	20%	18%	17%

19

BANCO MACRO	3Q24 EARNINGS RELEASE

Public Sector Assets	.05

In 3Q24, the Bank’s public sector assets to total assets ratio was 27%, lower than the 42.8% registered in the previous quarter, and higher than the 25.1% posted in 3Q23. Other government securities decreased 32% or Ps.1.72 trillion (namely CER inflation adjusted Bonds).

In 3Q24, a 32% or Ps.1.77 trillion decrease in Government Securities stands out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government Securities in Pesos	15,639	10,938	9,802	23,876	439,914	1743%	2713%
CER adjusted Governement Securities	19,434	27,346	5,595,116	4,829,790	445,524	-91%	2193%
Government Securities in USD	306,549	427,666	61,084	83,468	79,246	-5%	-74%
DUAL Bonds	2,064,050	2,999,876	19,975	16,261	-	-100%	-
Total Government Securities at fair value through profit or loss	2,405,672	3,465,826	5,685,977	4,953,395	964,684	-81%	-60%

SECURITIES AT AMORTIZED COST
Government Securities in Pesos	253,963	193,646	194,145	213,503	269,503	26%	6%
CER adjusted Governement Securities	-	-	-	-	2,191,457	-	-
Leliqs	1,291,668	-	-	-	-	-	-
Lediv	108,207	66,657	12,311	5,623	5,340	-5%	-95%
Total Government Securities at amortized cost	1,653,838	260,303	206,456	219,126	2,466,300	1026%	49%

SECURITIES AT FAIR VALUE THROUGH O.C.I
Government Securities in Pesos	-	24,228	21,076	16,272	-	-100%	-
CER adjusted Governement Securities	163,960	467,780	344,104	329,448	328,332	0%	100%
Government Securities in USD	38,829	95,982	61,195	55,428	48,150	-13%	24%
Total Government Securities at fair value through O.C.I	202,789	587,990	426,375	401,148	376,482	-6%	86%

TOTAL GOVERNMENT SECURITIES	4,262,299	4,314,119	6,318,808	5,573,669	3,807,466	-32%	-11%

Provincial Loans	6,684	6,491	1,265	47,144	41,349	-12%	519%
Government securities loans	5,031	5,209	27,553	934	-	-100%	-
TOTAL LOANS	11,715	11,700	28,818	48,078	41,349	-14%	253%

TOTAL PUBLIC SECTOR ASSETS	4,274,014	4,325,819	6,347,626	5,621,747	3,848,815	-32%	-10%

TOTAL PUBLIC SECTOR ASSETS (net of Leliq/Lediv)	2,874,139	4,259,162	6,335,315	5,616,124	3,843,475	-32%	34%

TOTAL PUBLIC SECTOR ASSETS (net of Leliq/Lediv) / TOTAL ASSETS	25.1%	31.4%	47.7%	42.8%	27.0%

20

BANCO MACRO	3Q24 EARNINGS RELEASE

Funding	.06

Deposits

Banco Macro’s deposit base totaled Ps.8.1 trillion in 3Q24, increasing 7% or Ps.516 billion QoQ and 30% or Ps.1.87 trillion YoY, representing 76% of the Bank’s total liabilities.

On a quarterly basis private sector deposits increased 6% or Ps.401.7 billion while public sector deposits increased 12% or Ps.104.6 billion.

The increase in private sector deposits was led by demand deposits, which increased 28% or Ps.999.7 billion (including Special Saving Accounts related to the Tax Amnesty), while time deposits decreased 32% or Ps.829.5 billion QoQ.

Within private sector deposits, peso deposits decreased 15% or Ps.941.7 billion, while US dollar deposits increased 87% or USD 1.4 billion.

As of 3Q24, Banco Macro´s market share over private sector deposits was 7.4%.

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Public sector	549,118	377,159	688,475	892,400	997,003	12%	82%

Financial sector	10,668	40,690	17,777	13,435	23,121	72%	117%

Private sector	5,648,525	6,375,914	5,988,780	6,651,998	7,053,746	6%	25%
Checking accounts	777,323	1,027,300	719,626	916,573	880,093	-4%	13%
Savings accounts	1,998,587	2,882,665	2,156,893	2,611,954	3,648,131	40%	83%
Time deposits	2,744,208	2,113,046	2,674,646	2,613,550	1,784,049	-32%	-35%
Investment accounts	20,162	252,410	348,691	421,998	647,331	53%	3111%
Other	108,245	100,493	88,924	87,923	94,142
Total	6,208,311	6,793,763	6,695,032	7,557,833	8,073,870	7%	30%

Pesos	5,239,861	4,730,651	5,216,162	6,084,717	5,143,065	-15%	-2%
Foreign Currency (in Pesos)	968,450	2,063,112	1,478,870	1,473,116	2,930,805	99%	203%

EOP FX (Pesos per USD)	350.0083	808.4833	857.4167	911.7500	970.9167	6%	177%
Foreign Currency (USD)	2,767	2,552	1,725	1,616	3,019	87%	9%

USD Deposits / Total Deposits	16%	30%	22%	19%	36%

Banco Macro’s transactional deposits represent approximately 62% of its total deposit base as of 3Q24. These accounts are low cost and are not sensitive to interest rate increases.

21

BANCO MACRO	3Q24 EARNINGS RELEASE

Other sources of funds

In 3Q24, the total amount of other sources of funds increased 1% or Ps.45.5 billion compared to 2Q24 mainly due to a 2% or Ps.61.8 billion increase in Shareholders’ equity generated by the positive net income registered during the period. Subordinated corporate bonds decreased 4% or Ps.14.8 billion. On a yearly basis, other sources of funds increased 15% or Ps.537.5 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Central Bank of Argentina	167	174	82	88	85	-3%	-49%
Banks and international institutions	16,035	30,684	24,664	22,517	23,748	5%	48%
Financing received from Argentine financial institutions	814	9,054	1,503	1,399	680	-51%	-16%
Subordinated corporate bonds	446,455	661,645	470,061	414,341	399,545	-4%	-11%
Corporate bonds	16,851	118,659	89,314	67,194	65,198	-3%	287%
Shareholders' equity	3,113,404	4,120,645	4,467,263	3,580,163	3,641,918	2%	17%
Total other source of funds	3,593,726	4,940,861	5,052,887	4,085,702	4,131,174	1%	15%

22

BANCO MACRO	3Q24 EARNINGS RELEASE

Liquid Assets	.07

In 3Q24, the Bank’s liquid assets amounted to Ps.7.35 trillion, showing an 1% or Ps.67.3 billion decrease QoQ, and a 20% or Ps.1.23 trillion increase on a yearly basis.Other Government Securities decreased 32% or Ps.1.72 trillion, mainly CER Adjusted Bonds, which was partially offset by an 89% or Ps.1.63 trillion increase in cash.

In 3Q24 Other Government securities decreased 13% or Ps.1.72 trillion while Cash increased 89% or Ps.1.64 trillion. In 3Q24, Banco Macro’s liquid assets to total deposits ratio reached 91%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Cash	1,382,868	2,425,231	1,528,220	1,831,583	3,468,228	89%	151%
Guarantees for compensating chambers	101,663	137,312	132,440	118,741	126,259	6%	24%
Call	-	10,885.00	-11,249	4,934	14,000	184%	-
Leliq own portfolio	1,306,928	-	-	-	-	-	-100%
Net Repos	471,991	1,230,680	368,913	-	1	-	-100%
Other government & private securities	2,855,211	4,186,890	6,291,383	5,461,170	3,740,693	-32%	31%
Total	6,118,661	7,990,998	8,309,707	7,416,428	7,349,181	-1%	20%

Liquid assets to total deposits	99%	118%	124%	98%	91%

23

BANCO MACRO	3Q24 EARNINGS RELEASE

Solvency	.08

Banco Macro continued showing high solvency levels in 3Q24 with an integrated capital (RPC) of Ps.3.4 trillion over a total capital requirement of Ps.833.8 billion. Banco Macro’s excess capital in 3Q24 was 303% or Ps.2.53 trillion.

The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 32.8% in 3Q24; TIER1 Ratio stood at 31.3%.

The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Credit risk requirement	124,155	250,774	312,304	398,956	500,273	25%	303%
Market risk requirement	19,898	38,335	39,647	48,217	40,485	-16%	103%
Operational risk requirement	71,224	114,388	196,966	249,263	293,003	18%	311%
Total capital requirements	215,276	403,497	548,917	696,436	833,762	20%	287%

Ordinary Capital Level 1 (COn1)	979,304	1,745,360	3,184,428	3,149,367	3,553,842	13%	263%
Deductible concepts Level 1 (COn1)	-59,469	-121,538	-180,391	-241,637	-346,879	44%	483%
Capital Level 2 (COn2)	83,763	128,995	136,797	145,407	154,755	6%	85%
Integrated capital - RPC (i)	1,003,598	1,752,832	3,140,849	3,053,153	3,361,733	10%	235%

Excess capital	788,322	1,349,335	2,591,932	2,356,717	2,527,971	7%	221%

Risk-weighted assets - RWA (ii)	2,645,752	4,952,407	6,747,756	8,560,197	10,239,883	20%	287%

Regulatory Capital ratio [(i)/(ii)]	37.9%	35.4%	46.5%	35.7%	32.8%

Ratio TIER 1 [Capital Level 1/RWA]	34.8%	32.8%	44.5%	34.0%	31.3%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

24

BANCO MACRO	3Q24 EARNINGS RELEASE

Asset Quality	.09

In 3Q24, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.15%, down from 1.23% in 2Q24 and improving from the 1.39% posted in 3Q23.

Consumer portfolio non-performing loans improved 12 b.p. (down to 1.4% from 1.52%) while Commercial portfolio non-performing loans improved 6 b.p. in 3Q24 (down to 0.67% from 0.73%).

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 177.6% in 3Q24. Write-offs over total loans totaled 0.10%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Commercial portfolio	939,036	1,825,338	1,659,256	1,607,830	1,701,561	6%	81%
Non-performing	10,725	21,989	11,928	11,712	11,404	-3%	6%
Consumer portfolio	2,833,522	2,552,057	2,128,074	2,692,646	3,309,508	23%	17%
Non-performing	41,802	34,434	31,225	40,973	46,242	13%	11%
Total portfolio	3,772,558	4,377,395	3,787,330	4,300,476	5,011,069	17%	33%
Non-performing	52,527	56,423	43,153	52,685	57,646	9%	10%
Commercial non-perfoming ratio	1.14%	1.20%	0.72%	0.73%	0.67%
Consumer non-perfoming ratio	1.48%	1.35%	1.47%	1.52%	1.40%

Total non-performing/ Total portfolio	1.39%	1.29%	1.14%	1.23%	1.15%

Total allowances	70,350	113,361	96,103	95,558	102,362	7%	46%
Coverage ratio w/allowances	133.93%	200.91%	222.70%	181.38%	177.57%
Write Offs	3,059	3,393	2,434	1,907	5,001	162%	63%
Write Offs/ Total portfolio	0.08%	0.08%	0.06%	0.04%	0.10%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2023 20-F)

25

BANCO MACRO	3Q24 EARNINGS RELEASE

3Q24 Snapshot	.10

In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through September 30, 2024

26

BANCO MACRO	3Q24 EARNINGS RELEASE

27

BANCO MACRO	3Q24 EARNINGS RELEASE

28

BANCO MACRO	3Q24 EARNINGS RELEASE

Relevant and Recent Events	.11

• Interest Payment Series A Subordinated Notes

On November 4th, 2024 the Bank paid semiannual interest on Series A subordinated notes in the amount of USD 13,286,000.

• Principal and Interest Payment Series F Dollar denominated Notes

On October 31st, 2024 the Bank paid principal and interest on Class E dollar denominated notes in the amount of USD 54,335,890

• Merger with BMA S.A.U (Formerly Banco Itaú Argentina)

•      On November 1st, 2024 the Central Bank of Argentina decided to authorize the merger of Banco BMA S.A.U. into Banco Macro S.A., the latter being the surviving company and Banco BMA S.A.U. the merged company. Therefore, the Bank will proceed and complete all operating acts, proceedings and steps necessary to conclude the above mentioned merger process. On November 19, 2024 Banco Macro completed the merger by absorption of Banco BMA S.A.U.

29

BANCO MACRO	3Q24 EARNINGS RELEASE

Regulatory Changes	.12

• Monetary Policy Rate

•     On November 1, 2024: The Central Bank of Argentina decided to cut the monetary policy rate by 5 percentage points. New monetary policy rate was set at 35% APR (from 40%) and the Repo Rate 40% (from 45%)

30

BANCO MACRO	3Q24 EARNINGS RELEASE

CER Exposure and Foreign Currency Position	.13

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
CER adjustable ASSETS

Government Securities	183,395	495,127	5,939,205	5,151,183	2,938,542	-43%	1502%

Loans (*)	250,626	250,353	269,100	300,718	325,187	8%	30%
Private sector loans	36,980	39,286	28,974	34,581	57,609	67%	56%
Mortgage loans (UVA adjusted)	213,446	210,942	240,122	266,133	267,574	1%	25%
Other loans	200	125	4	4	4	0%	-98%
Total CER adjustable assets	434,021	745,480	6,208,305	5,451,901	3,263,729	-40%	652%

CER adjustable LIABILITIES
Deposits (*)	14,836	69,555	50,412	49,052	26,861	-45%	81%
UVA Unemployment fund	30,342	25,198	25,423	29,489	31,713	8%	5%
Total CER adjustable liabilities	45,178	94,753	75,835	78,541	58,574	-25%	30%

NET CER EXPOSURE	388,843	650,727	6,132,470	5,373,360	3,205,155	-40%	724%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Cash and deposits in Banks	1,182,778	2,258,451	1,319,385	1,228,367	3,027,607	146%	156%
Cash	221,792	680,666	336,310	175,708	1,032,336	488%	365%
Central Bank of Argentina	587,830	993,924	507,208	566,353	1,236,645	118%	110%
Other financial institutions local and abroad	373,084	583,747	475,211	485,689	369,026	-24%	-1%
Others	73	114	656	617	389,600	63044%	533599%
Financial instruments at fair value through P&L	2,474,310	3,502,233	162,206	176,037	146,807	-17%	-94%
Other financial assets	104,534	159,615	138,792	122,578	96,662	-21%	-8%
Loans and other financing	238,244	362,808	674,268	718,472	759,661	6%	219%
Non financial private sector & foreign residents	238,244	362,808	674,268	718,472	759,661	6%	219%
Other debt securities	156,602	178,694	84,527	70,092	59,221	-16%	-62%
Guarantees received	45,015	112,409	32,479	32,399	26,851	-17%	-40%
Investment in equity instruments	1,379	693	495	254	258	2%	-81%
Total Assets	4,202,862	6,574,903	2,412,152	2,348,199	4,117,067	75%	-2%
Deposits	968,450	2,063,112	1,478,870	1,473,116	2,930,805	99%	203%
Non financial public sector	37,795	69,210	27,804	47,001	68,254	45%	81%
Financial sector	9,506	14,324	10,019	9,012	8,536	-5%	-10%
Non financial private sector & foreign residents	921,148	1,979,578	1,441,047	1,417,103	2,854,015	101%	210%
Financial liabiities at fair value through P&L	32,553	27,854	18,884	14,986	1,416	-91%	-96%
Other liabilities from financial intermediation	120,144	174,110	195,327	211,968	589,631	178%	391%
Financing from the Central Bank and other fin. Inst	16,285	30,990	25,033	22,669	23,904	5%	47%
Issued corporate bonds	16,851	108,553	77,969	54,492	52,367	-4%	211%
Subordinated corporate bonds	446,455	661,645	470,061	414,341	399,545	-4%	-11%
Other non financial liabilities	3,719	9,125	5,636	5,410	4,753	-12%	28%
Total Liabilities	1,604,457	3,075,389	2,271,780	2,196,982	4,002,421	82%	149%

NET FX POSITION (Pesos)	2,598,405	3,499,514	140,372	151,217	114,646	-24%	-96%
EOP FX (Pesos per USD)	350.0083	808.4833	857.4167	911.7500	970.9167	6%	177%
NET FX POSITION (USD)	7,424	4,328	164	166	118	-29%	-98%

31

BANCO MACRO	3Q24 EARNINGS RELEASE

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
ASSETS
Cash and deposits in Banks	1,382,868	2,425,231	1,528,220	1,831,583	3,468,228	89%	151%
Cash	331,825	800,997	452,300	269,750	1,167,673	333%	252%
Central Bank of Argentina	677,868	1,040,049	600,039	1,075,485	1,541,877	43%	127%
Other local & foreign entities	373,101	584,072	475,224	485,731	369,078	-24%	-1%
Other	74	113	657	617	389,600	63044%	526386%
Debt securities at fair value through profit & loss	2,498,392	3,531,928	5,760,706	5,031,607	1,032,842	-79%	-59%
Derivatives	2,376	26,494	76,554	52,435	21,085	-100%	787%
Repo Transactions	486,258	1,240,897	371,187	0	1	-	-100%
Other financial assets	577,803	405,946	303,432	388,602	981,267	153%	70%
Loans & other receivables	3,564,056	3,696,307	3,324,521	3,894,225	4,552,103	17%	28%
Non Financial Public Sector	9,767	9,508	3,746	50,535	44,439	-12%	355%
Financial Sector	44,923	20,088	26,108	40,646	35,278	-13%	-21%
Non Financial private sector and foreign	3,509,366	3,666,711	3,294,667	3,803,044	4,472,386	18%	27%
Other debt securities	1,866,597	870,413	648,040	631,934	2,850,502	351%	53%
Financial assets in guarantee	179,819	267,885	226,273	180,113	190,007	5%	6%
Income tax assets	0	1,769	1,373	56,655	84,306
Investments in equity instruments	7,339	6,478	4,411	7,189	6,792	-6%	-7%
Investments in other companies (subsidiaries and joint ventures)	4,443	3,397	2,876	3,028	4,662	54%	5%
Property, plant and equipment	643,474	719,215	721,894	725,044	730,953	1%	14%
Intangible assets	110,513	151,530	146,871	144,128	140,643	-2%	27%
Deferred income tax assets	1,129	2,007	1,680	2,089	2,000	-4%	77%
Other non financial assets	81,412	110,432	89,878	90,765	91,202	0%	12%
Non-current assets held for sale	52,131	84,440	84,488	81,350	81,171	0%	56%
TOTAL ASSETS	11,458,610	13,544,369	13,292,404	13,120,747	14,237,764	9%	24%

LIABILITIES
Deposits	6,208,311	6,793,763	6,695,032	7,557,833	8,073,870	7%	30%
Non Financial Public Sector	549,118	377,159	688,475	892,400	997,003	12%	82%
Financial Sector	10,668	40,690	17,777	13,435	23,121	72%	117%
Non Financial private sector and foreign	5,648,525	6,375,914	5,988,780	6,651,998	7,053,746	6%	25%
Liabilities at fair value through profit & loss	32,553	27,870	26,413	59,399	1,416	-98%	-96%
Derivatives	122	5,721	7,911	374	1,438	284%	1079%
Repo Transactions	119,876	47,576	27,729	-	-	-	-86%
Other financial liabilities	991,944	754,904	630,515	848,873	1,637,118	93%	65%
Financing received from Central Bank and Other Financial Institutions	17,016	39,911	26,249	24,004	24,512	2%	44%
Issued Corporate Bonds	16,851	118,659	89,314	67,194	65,198	-3%	287%
Current income tax liabilities	77,359	431,149	425,125	4,516	9,617	113%	-88%
Subordinated corporate bonds	446,455	661,645	470,061	414,341	399,545	-4%	-11%
Provisions	12,175	17,625	15,631	15,420	16,624	8%	37%
Deferred income tax liabilities	77,986	92,206	79,664	43,717	47,243	8%	-39%
Other non financial liabilities	344,047	431,756	331,149	504,040	318,424	-37%	-7%
TOTAL LIABILITIES	8,344,695	9,422,785	8,824,793	9,539,711	10,595,005	11%	27%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	1,156,780	1,156,780	1,156,780	1,156,780	1,156,780	0%	0%
Reserves	1,684,506	1,684,506	1,684,506	2,296,984	2,296,984	0%	36%
Retained earnings	1,229	1,229	1,185,122	1,380	1,380	0%	12%
Other accumulated comprehensive income	498	81,168	61,616	7,843	-21,275	-371%	-
Net income for the period / fiscal year	257,322	1,183,893	366,170	104,107	194,980	87%	-24%
Shareholders' Equity attributable to parent company	3,113,404	4,120,645	4,467,263	3,580,163	3,641,918	2%	17%

Shareholders' Equity attributable to non controlling interest	511	939	348	873	841	-4%	65%
TOTAL SHAREHOLDERS' EQUITY	3,113,915	4,121,584	4,467,611	3,581,036	3,642,759	2%	17%

32

BANCO MACRO	3Q24 EARNINGS RELEASE

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q23	4Q23	1Q24	2Q24	3Q24	QoQ	YoY
Interest Income	1,326,007	1,155,648	950,277	697,123	857,561	23%	-35%
Interest Expense	977,787	785,361	727,567	484,088	288,430	-40%	-71%
Net Interest Income	348,220	370,287	222,710	213,035	569,131	167%	63%
Fee income	121,842	126,577	111,931	126,994	138,615	9%	14%
Fee expense	12,175	14,558	13,467	18,337	20,807	13%	71%
Net Fee Income	109,667	112,019	98,464	108,657	117,808	8%	7%
Subtotal (Net Interest Income + Net Fee Income)	457,887	482,306	321,174	321,692	686,939	114%	50%
Net Income from financial instruments at Fair Value Through Profit & Loss	-112,346	1,804,611	1,691,704	135,902	103,585	-24%	-
Result from assets at amortised cost	424	266	28	-4	326	-	-23%
Difference in quoted prices of gold and foreign currency	735,665	368,386	107,146	28,766	16,263	-43%	-98%
Other operating income	34,864	50,720	58,964	48,265	45,008	-7%	29%
Provision for loan losses	15,030	36,652	25,071	18,476	22,966	24%	53%
Net Operating Income	1,101,464	2,669,637	2,153,945	516,145	829,155	61%	-25%
Personnel expenses	133,241	179,320	177,344	152,986	161,679	6%	21%
Administrative expenses	71,308	128,039	91,615	74,088	90,253	22%	27%
Depreciation and impairment of assets	25,507	40,629	32,286	30,274	30,605	1%	20%
Other operating expenses	145,215	225,486	185,577	147,708	142,889	-3%	-2%
Operating Income	726,193	2,096,163	1,667,123	111,089	403,729	263%	-44%
Income from associates and joint ventures	-220	315,407	-284	-6,333	1,011	-	-
Result from net monetary position	-667,194	-1,059,942	-1,181,915	-518,731	-283,895	-	-
Net Income before income tax on cont. operations	58,779	1,351,628	484,924	-413,975	120,845	-129%	106%
Income tax on continuing operations	35,569	424,628	119,000	-152,438	29,524	-	-
Net Income from continuing operations	23,210	927,000	365,924	-261,537	91,321	-135%	293%

Net Income for the period	23,210	927,000	365,924	-261,537	91,321	-135%	293%
Net Income of the period attributable to parent company	23,127	926,572	366,169	-262,062	90,873	-	293%
Net income of the period attributable to non-controlling interests	83	428	-245	525	448	-15%	440%

Other Comprehensive Income	7,995	-3,904	71,943	-17,436	-47,955	-	-
Foreign currency translation differences in financial statements conversion	396	20,624	-18,697	-4,731	-2,158	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-4,774	60,046	-855	-49,041	-26,960	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	18,832	1,007,670	346,372	-315,309	62,203	-120%	230%
Total Comprehensive Income attributable to parent Company	18,749	1,007,242	346,617	-315,834	61,755	-	229%
Total Comprehensive Income attributable to non-controlling interests	83	428	-245	525	448	-15%	440%

33

BANCO MACRO	3Q24 EARNINGS RELEASE

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	3Q23	4Q23	1Q24	2Q24	3Q24
Profitability & performance
Net interest margin	60.6%	34.2%	26.2%	20.0%	31.5%
Net interest margin adjusted (exc. FX)	19.5%	17.1%	17.7%	17.6%	30.7%
Net fee income ratio	5.5%	0.7%	1.5%	18.4%	11.4%
Efficiency ratio	22.4%	13.6%	14.7%	55.6%	36.3%
Net fee income as % of A&G Expenses	24.6%	5.4%	10.6%	33.1%	31.4%
Return on average assets	0.8%	20.4%	11.9%	-8.1%	3.0%
Return on average equity	3.2%	72.6%	37.1%	-27.0%	9.8%
Liquidity
Loans as a percentage of total deposits	57.4%	54.4%	49.7%	51.5%	56.4%
Liquid assets as a percentage of total deposits	99.0%	118.0%	124.0%	98.0%	91.0%
Capital
Total equity as a percentage of total assets	27.2%	30.4%	33.6%	27.3%	25.6%
Regulatory capital as % of APR	37.9%	35.4%	46.6%	35.7%	32.8%
Asset Quality
Allowances over total loans	2.0%	3.1%	2.9%	2.5%	2.2%
Non-performing financing as a percentage of total financing	1.4%	1.3%	1.1%	1.2%	1.2%
Coverage ratio w/allowances	133.9%	200.9%	222.7%	181.4%	177.6%
Cost of Risk	1.7%	2.5%	3.3%	2.2%	2.2%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	3Q23	4Q23	1Q24	2Q24	3Q24
Profitability & performance
Net interest margin	44.4%	41.6%	26.2%	23.2%	26.8%
Net interest margin adjusted (exc. FX)	22.8%	21.2%	17.7%	17.7%	23.3%
Net fee income ratio	6.2%	3.6%	1.5%	4.6%	6.2%
Efficiency ratio	23.0%	18.6%	14.7%	22.2%	25.5%
Net fee income as % of A&G Expenses	26.9%	19.5%	10.6%	20.9%	24.5%
Return on average assets	2.9%	8.8%	11.9%	1.7%	2.1%
Return on average equity	12.1%	34.8%	37.1%	5.3%	6.8%
Liquidity
Loans as a percentage of total deposits	57.4%	54.4%	49.7%	51.5%	56.4%
Liquid assets as a percentage of total deposits	99.0%	118.0%	124.0%	98.0%	91.0%
Capital
Total equity as a percentage of total assets	27.2%	30.4%	33.6%	27.3%	25.6%
Regulatory capital as % of APR	37.9%	35.4%	46.6%	35.7%	32.8%
Asset Quality
Allowances over total loans	2.0%	3.1%	2.9%	2.5%	2.2%
Non-performing financing as a percentage of total financing	1.4%	1.3%	1.1%	1.2%	1.2%
Coverage ratio w/allowances	133.9%	200.9%	222.7%	181.4%	177.6%
Cost of Risk	2.1%	2.3%	3.3%	2.7%	2.5%

34

35

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 27, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer